UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Saban Capital Acquisition Corp.

(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
78516C106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78516C106	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Governors Lane LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 78516C106	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Governors Lane Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,698,427 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,698,427 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,427 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 78516C106	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Governors Lane Fund General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 78516C106	SCHEDULE 13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Isaac Corre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 78516C106	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.	(a) Name of Issuer

Saban Capital Acquisition Corp.

(b) Address of Issuer’s Principal Executive Offices

10100 Santa Monica Boulevard, 26th Floor
Los Angeles, CA 90067

Item 2.	(a) Name of Person Filing

This statement is being filed by (i) Governors Lane Master Fund LP, (ii) Governors Lane LP, (iii) Governors Lane Fund General Partner LLC, and (iv) Isaac Corre. Governors Lane LP serves as discretionary investment manager to Governors Lane Master Fund LP and Governors Lane SIF LP. Governors Lane Fund General Partner LLC is the general partner of Governors Lane Master Fund LP and Governors Lane SIF LP. Mr. Corre is the chief executive officer of Governors Lane LP and the managing member of Governors Lane Fund General Partner LLC.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of Governors Lane LP is 510 Madison Avenue, 11th Floor, New York, NY 10022. The address of the principal business office of the remaining Reporting Persons is c/o Governors Lane LP, 510 Madison Avenue, 11th Floor, New York, NY 10022.

(c) Citizenship

(i)    Governors Lane Master Fund LP is a Cayman Islands exempted limited partnership.
(ii)   Governors Lane LP is a Delaware limited partnership.
(iii)  Governors Lane Fund General Partner LLC is a Delaware limited liability company.
(iv)  Isaac Corre is a United States citizen.

(d) Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share, referred to herein as the “Class A Ordinary Shares.”

(e) CUSIP No.:

78516C106.

CUSIP No. 78516C106	SCHEDULE 13G	Page 7 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 78516C106	SCHEDULE 13G	Page 8 of 9 Pages

Item 4. Ownership

See Rows 5 through 11 of the cover sheet for each Reporting Person. The percentages used in this filing are calculated based upon 25,000,000 Class A Ordinary Shares outstanding, as reported in the Quarterly Report filed by the Issuer for the period ended September 30, 2017.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.
Item 8. Identification and Classification of Members of the Group

Not applicable.
Item 9. Notice of Dissolution of Group

Not applicable.
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78516C106	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2018

Governors Lane Master Fund LP
By: Governors Lane LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	General Counsel & Chief Compliance Officer

Governors Lane LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	General Counsel & Chief Compliance Officer

Governors Lane Fund General Partner LLC

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	Authorized Signatory

By:	/s/ Isaac Corre
	Name:	Isaac Corre

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 30, 2018

Governors Lane Master Fund LP
By: Governors Lane LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	General Counsel & Chief Compliance Officer

Governors Lane LP

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	General Counsel & Chief Compliance Officer

Governors Lane Fund General Partner LLC

By:	/s/ Olivia Maginley
	Name:	Olivia Maginley
	Title:	Authorized Signatory

By:	/s/ Isaac Corre
	Name:	Isaac Corre